ZHONGCHAO INC.
Room 2504, OOCL Tower

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

June 6, 2025

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jenna Hough

Re:	Zhongchao Inc.

Registration Statement on Form F-3

Filed: May 23, 2024

File No.: 333-279667

Dear Ms. Hough:

This letter is in response to the letter dated June 21, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed Zhongchao Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The Registration Statement on Form F-3 (the “Registration Statement”) is being filed to accompany this letter.

Registration Statement on Form F-3

Cover Page

1.	Please revise to disclose prominently and clearly on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Please also disclose that these contracts have not been tested in court, and explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Provide a cross reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: In response to the Staff’s comments, we added the disclosures on the cover page of the Registration Statement accordingly. We respectfully advise the Staff that we have disclosed on the cover page that we chose the VIE structure due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain other businesses. We further added the cross-references to the risk factors on the cover page of the Registration Statement.

2.	We note your disclosure of the risks and uncertainties associated with having operations in China. Please provide cross references to individual risk factors.

Response: In response to the Staff’s comments, we added the cross references to individual risk factors on the cover page of the Registration Statement accordingly.

3.	Please revise to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. This may appear in the definition itself or in an appropriate discussion of legal and operational risks. Please also discuss applicable laws and regulations in Hong Kong, as well as the related risks and consequences, such as enforceability of civil liabilities in Hong Kong, China’s Enterprise Tax law, and a discussion of how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. Include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

Response: We respectfully advise the Staff that we revised the definitions of “China” and “PRC” on page 2 of the Registration Statement. We further respectfully advise the Staff that neither the Company nor any of the PRC operating entities has any operations in Hong Kong, except that Zhongchao Cayman has a wholly owned subsidiary, Zhongchao Group Limited, incorporated in a Hong Kong, as a holding company without any operations. In light of this, we do not believe regulatory actions related to data security or anti-monopoly concerns and regulations that may result in oversight over data security in Hong Kong have a material impact on the ability of the Company, its subsidiaries or the PRC operating entities to conduct business, accept foreign investment or continue to be listed on a U.S./foreign exchange. We also added relevant disclosures on the cover page of the Registration Statement. To the extent that the Company or the PRC operating entities have material operations in Hong Kong in the future, the Company will provide additional disclosures regarding the applicable laws and regulations in Hong Kong as well as the related risks and consequences, as appropriate.

4.	In your description of how cash is transferred through your organization, please describe your intentions to settle amounts owed under VIE agreements, if any, both here and in the prospectus summary, and state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Response: In response to the Staff’s comments, we added the required disclosures and corresponding cross references to the condensed consolidating schedule and the consolidated financial statements on the cover page of the Registration Statement accordingly. We added relevant disclosures and cross-references with respect to the governmental control of currency conversion on the cover page and pages 12 and 16 of the Registration Statement. We also added disclosures to state that Zhongchao Cayman and its subsidiaries, as well as the PRC operating entities, have not adopted or maintained any cash management policies and procedures on the cover page and page 10 of the Registration Statement.

Prospectus Summary, page 1

5.	Please revise to provide a summary of your risk factors, and include disclosure that the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Each CBI summary risk factor should have a cross-reference to the relevant individual detailed risk factor in your annual report on Form 20¬F filed on April 30, 2024.

Response: In response to the Staff’s comments, we provided the summary of the risk factors and included additional disclosures starting on page 15 of the Registration Statement.

Commonly Used Defined Terms, page 2

6.	We note that you exclude Hong Kong from the definition of “China.” Revise to remove this exclusion or clarify that the legal and operational risks associated with operating in China also apply to your operations in Hong Kong.

Response: In response to the Staff’s comments, we revised the definitions of “China” and “PRC” on page iii of the Registration Statement.

Permission Required from the PRC Authorities for Our and PRC Operating Entities’ Operation in China, page 9

7.	State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the Cyberspace Administration of China (CAC), as you do on your prospectus cover page, or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.

Response: In response to the Staff’s comments, we added the disclosures related to permissions requirements under “Permission Required from the PRC Authorities to Issue Our Securities to Foreign Investors” starting on page 9 of the Registration Statement. We further respectfully advise the Staff that we provided the affirmative statement with respect to permissions, approvals or denial for the PRC operating entities’ operations under “Permission Required from the PRC Authorities for Our and PRC Operating Entities’ Operation in China” starting on page 9 of the Registration Statement.

8.	We note your references that your PRC legal counsel, Han Kun Law Offices, has advised you as to the applicability of various regulations to you and your operations, including those of the CSRC and CAC. You also state that your PRC legal counsel has advised you on the legality of the structure of your business and the Contractual Arrangements. Revise to clarify whether or not your PRC legal counsel has opined on such matters and, if not, why not.

Response: We respectfully advise the Staff that we revised the disclosures on the cover page and pages 9, 10, 20, 21, 23 and 45 of the Registration Statement accordingly. Further, we filed an updated consent letter from our PRC legal counsel, Han Kun Law Offices, as Exhibit 23.3 to the Registration Statement

Risk Factors, page 19

9.	We note your risk factor on page 26 of your Form 20-F filed on April 30, 2024 that if the PRC courts or administrative authorities determine that these VIE Arrangements do not comply with applicable regulations, you could be subject to severe penalties and your business could be adversely affected. Please revise here to disclose also that if the PRC courts or administrative authorities determine that these VIE Arrangements do not comply with applicable regulations, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

Response: In response to the Staff’s comments, we added the risk factor, “We conduct our business through Zhongchao Shanghai and its subsidiaries by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these Contractual Arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected, and our securities may decline in value or become worthless. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.” starting on page 20 of the Registration Statement.

General

10.	We note that you are registering the offer and sale of debt securities and that you did not file a Form T-1 as an exhibit. You must either file a Form T- 1 as an exhibit to the registration statement to qualify the trustee thereunder or annotate the exhibit index to indicate your intention to rely on Section 305(b)(2) of the Trust Indenture Act and include the undertaking contained in Item 512(j) of Regulation S-K.

Response: In response to the Staff’s comments, we revised the disclosures on page II-2 of the Registration Statement. We respectfully advise the Staff that when debt securities registered under the Securities Act are eligible to be offered or sold on a delayed basis by or on behalf of the registrant pursuant to Securities Act Rule 415(a)(1)(x), Section 305(b)(2) of the Trust Indenture Act permits the trustee to be designated on a delayed basis. Our debt securities being registered on Form F-3 are to be offered on a delayed basis pursuant to Securities Act Rule 415(a)(1)(x). Therefore, the trustee can be named and designated on a delayed basis. We will file a Form T-1 when the trustee is designated in the future. We added the Statement of Eligibility on Form T-1 of the Trustee under the Indenture as Exhibit 25.1 with an explanatory footnote, accordingly.

11.	We note your disclosure in your annual report on Form 20-F that your “management consists of five officers who are all located in China and three independent directors, among which two are located in the United States and one is located in China.” Revise to identify the individuals located in China and include disclosure similar to that required by Item 101(g) of Regulation S-K.

Response: In response to the Staff’s comments, we revised the disclosures on the cover page, page 45 of the Registration Statement and added the risk factor “You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in mainland China against us based on Hong Kong or other foreign laws, and the ability of U.S. authorities to bring actions in China may also be limited” and “You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law,” starting on page 24 of the Registration Statement.

* * *

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

[Signature Page Follows]

By:	/s/ Weiguang Yang
Weiguang Yang
Chief Executive Officer

Arila Zhou, Esq.

Robinson & Cole LLP

[signature page to the SEC response letter – Zhongchao Inc.]